UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

GYSAN HOLDINGS, INC.

____________________________________

(Name of Registrant)

____________________________________

Nevada	333-178199	Not Applicable
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

Unit 7, 833 1st Avenue NW

Calgary, AB Canada T2N 0A4

______________________________________________

(Address of Principal Executive Offices)

(403) 229-2351

______________________________________________

(Registrant's Telephone Number, Including Area Code)

GYSAN HOLDINGS, INC.

Unit 7, 833 1st Avenue NW

Calgary, AB Canada T2N 0A4

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Gysan Holdings, Inc. (the "Company" or "Gysan") at the close of business on December 15, 2012 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about December 31, 2012.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On October 24, 2012, Gysan entered into an exchange agreement (the “Exchange Agreement”) with Dino Energy Investments, Ltd. (“Dino”), a British Virgin Islands Company.  Under the terms of the Exchange Agreement, the shareholders of Dino will receive 200,000,000 newly-issued shares of Gysan’s Common Stock in exchange for all of Dino’s outstanding Common Stock.  On November 19, 2012, the parties to the transaction amended the Exchange Agreement so that in return for all the outstanding shares of Dino Common Stock the shareholders of Dino will receive 65,000,000 shares of Gysan Common Stock and 45,000,000 shares of Gysan Class A Preferred Stock (the “Exchange Transaction”).  Upon completion of the proposed transaction, Dino will become a wholly-owned subsidiary of Gysan.  The obligation to close the transaction under the terms of the Exchange Agreement shall be subject to normal terms and conditions contained in such agreements.

The Board of Directors of the Company have agreed that at the closing of the Exchange Transaction, Mr. Vanleo Y. W. Fung will be appointed as director of the Company, subject to the filing and dissemination of this Schedule 14f-1. Ms. Grace Weisgerber will submit her resignation as a director of the Company, subject to the filing and dissemination of this Schedule 14f-1. Ms. Fung will retain her position as an officer and director of the Company.  As a result thereof, immediately after the closing of the Exchange Transaction, Mr. Fung and Ms. Fung will constitute the entire Board of Directors of the Company.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $.0001 per share, of which 13,616,000 shares are issued and outstanding and 90,000,000 shares of $.0001 par value preferred stock, of which no shares have been issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and officers of the Company.

Name	Age	Position/Title
Grace Weisgerber	54	President/CEO/Director
Winnie W.L. Fung	26	Secretary/CFO/Treasurer/Director

The directors serve one-year terms or until their successors are elected. The following sets forth biographical information regarding the Company's current directors and officers.

BIOGRAPHY

Grace Weisgerber is the President, Chief Executive Officer, and a Director of the Company. She has held these positions since the inception of the Company.  Ms. Weisgerber has also been an associate of Able Auctions, an auction company located in Calgary, Alberta, Canada since July, 2006.  From October, 2009 to the present, Ms. Weisgerber has been employed by Gysan Enterprises, Ltd., a wholly-owned subsidiary of the Company, and at the current time, Ms. Weisgerber serves as President of that company.  In 1976 Ms. Weisgerber attended Red Deer College, located in Alberta, Canada.

Winnie W. L. Fung is the Treasurer, Secretary and a Director of the Company and she has held these positions since the Company’s inception.  From August, 2009 to September, 2010, Ms. Fung served as Administrative and Operational Coordinator for Core Magnetic, Inc., an engineering services company located in Calgary, Alberta, Canada.  In December, 2008, Ms. Fung received a Bachelor of Commerce degree from the University of Calgary, located in Calgary, Alberta, Canada.  Since October, 2010, Ms. Fung has been employed as administrative coordinator by Gysan Enterprises, Ltd.

Set forth below are the proposed directors and officers to be elected following the closing of the Exchange Transaction:

Name	Age	Position/Title

Vanleo Y. W. Fung	33	President/CEO/Director
Winnie W.L. Fung	26	Secretary/CFO/Treasurer/Director

BIOGRAPHY

The following sets forth biographical information regarding the Company's proposed directors following the completion of the Exchange Transaction.

Vanleo Y. W. Fung will serve as President, CEO and Director of the Company. Mr. Fung graduated from the University of Calgary in 2002 with a Bachelor of Commerce Degree. From July, 2002 to June, 2006, Mr. Fung served as an account manager or executive for a number of IT companies in Hong Kong where he was responsible for the regions of Hong Kong, Taiwan and Macau. In the summer of 2007, Mr. Fung joined World Financial Group located in Calgary, Alberta, Canada and was working as an Associate in providing financial planning services. In January, 2012, Mr. Fung joined Kachak Investment, Inc., a marketing company for residential energy services in Alberta, Canada where he is responsible for training and development of marketing consultants.  Mr. Fung is the brother of Winnie W.L. Fung.

Winnie W. L. Fung is the Treasurer, Secretary and a Director of the Company and she has held these positions since the Company’s inception.  From August, 2009 to September, 2010, Ms. Fung served as Administrative and Operational Coordinator for Core Magnetic, Inc., an engineering services company located in Calgary, Alberta, Canada.  In December, 2008, Ms. Fung received a Bachelor of Commerce degree from the University of Calgary, located in Calgary, Alberta, Canada.  Since October, 2010, Ms. Fung has been employed as administrative coordinator by Gysan Enterprises, Ltd.  Ms. Fung is the sister of Vanleo Y. W. Fung.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the current beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)
Grace Weisgerber 3710 Sage Hill Dr., N.W. Calgary, AB Canada T3R 1E7	3,315,000 Common	24.3%
Winnie W. L. Fung Unit 7 833 1st Avenue, N.W. Calgary, AB Canada T2N 0A4	3,185,000 Common	23.3%
Alan Chan 3023 28th Street, S.W. Calgary, AB Canada T3E 2J4	1,190,000 Common	8.74%
All Officers and Directors as a Group (2 persons)	6,500,000	47.7%

(1)

Applicable percentage ownership is based on 13,616,000 shares of common stock outstanding as of October 31, 2012. There are no options, warrants, rights, conversion privileges or similar right to acquire the common stock of the Company outstanding as of October 31, 2012.  There are no shares of Preferred Stock outstanding as of October 21, 2012.

The following sets forth the proposed beneficial ownership information after the closing of the Exchange Transaction:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class(1)(2)
Grace Weisgerber 3710 Sage Hill Dr., N.W. Calgary, AB Canada T3R 1E7	315,000 Common	4.22%
Winnie W. L. Fung Unit 7 833 1st Avenue, N.W. Calgary, AB Canada T2N 0A4	3,185,000 Common	4.22%

Alan Chan 3023 28th Street, S.W. Calgary, AB Canada T3E 2J4	1,190,000 Common	1.51%
Cuiling Liao 148 Santana Court NW Calgary, AB Canada T3K 3L8	10,000,000 Preferred	22.22%
Lisa Wong 308 Holmes Avenue Toronto, ON, Canada M2M 4N3	16,666,666 Preferred	37.03%
Treasury Elite, Ltd Unit H, 1/F, Tower 7, Metro City, Phase 2 Tseung Kwan O, Hong Kong	65,000,000 Common	82.68%
All officers and directors as a group (2 persons)	3,365,000 Common	4.28%

(1)

Applicable percentage ownership is based on 78,616,000 shares of common stock outstanding as of October 31, 2012. There are no options, warrants, rights, rights to acquire the common stock of the Company anticipated to be outstanding as of the closing of the Exchange Transaction.

(2)

Applicable percentage ownership for Class A Preferred Stock is based on 45,000,000 shares of Class A Preferred Stock which will be outstanding after the Exchange Transaction.  Each Class A Preferred Share has three votes, and each share is convertible into three shares of the Company’s Common Stock.  There are no options, warrants, rights, conversions, privileges, or similar rights to acquire the Class A Preferred Stock of the Company anticipated to be outstanding as of the closing of the Exchange Transaction.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of the forms received by it during the fiscal year ended October 31, 2012 and written representations that no other reports were required or that any required filings were timely made.

COMPENSATION OF DIRECTORS AND OFFICERS

The following is a summary of the compensation we paid to our President and executive officers for the period from our inception until the year ended October 31, 2011.

ANNUAL COMPENSATION

LONG TERM COMPENSATION

Awards

Payouts

Name	Position	Period Ended	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awards ($)	Securities Underlying/ Option SARS	LTIP Payouts	All Other Compensation

Grace Weisgerber	President	10/31/2011 10/31/2012	0 0	0 0	0 12,055	0 0	0 0	0 0	0 12,055

Winnie W.L. Fung	Secretary	10/31/2011 10/31/2012	0 0	0 0	0 0	0 0	0 0	0 0	0 0

DIRECTOR COMPENSATION

We do not have a formal compensation plan for our directors.

EMPLOYMENT CONTRACTS

We do not have any employment agreements with our employees or officers.

STOCK OPTIONS AND WARRANTS

We have no outstanding stock options or warrants.

OPTION/SAR GRANTS TABLE

There have been no stock options/SARS granted under our stock option plans to executive officers and directors, since we have no such plans in effect.

AGGREGATE OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

There have been no exercises of stock options/SAR by executive officers.

LONG-TERM INCENTIVE PLAN AWARDS

There have been no long-term incentive plan awards made by the Company.

REPRICING OPTIONS

We have not repriced any stock options.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only two (2) members, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our directors are also officers and shareholders of the Company, they are not independent.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended October 31, 2012, the Company's Board of Directors on one occasion approved resolutions at a meeting of the Board of Directors.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Gysan Holdings, Inc., Unit 7, 833 1st Avenue NW, Calgary, AB Canada T2N 0A4.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the fiscal year ended October 31, 2012, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

GYSAN HOLDINGS, INC.
December 28, 2012	By:/s/ Grace Weisgerber______________
Grace Weisgerber, President

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